FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 8, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL DEVELOPS COLLABORATION WITH DANIELI

Moscow, Russia – June 8, 2007, – Mechel OAO (NYSE: MTL) today announced an agreement with Danieli to provide for the modernization of Mechel’s steel operations.  The agreement follows a meeting between Mechel’s Chief Executive Officer Igor Zyuzin and Danieli’s Chairman and CEO Gianpietro Benedetti.

The new agreement was signed during a visit of a delegation of specialists from Danieli, Italy to Mechel OAO.   The meeting was attended by Danieli’s Chairman and CEO Gianpietro Benedetti as well as executives from Mechel including Chief Executive Officer Igor Zyuzin, Mechel Management OOO CEO Vladimir Polin, and the management of Chelyabinsk Metallurgical Plant, Mechel’s major steel producing subsidiary.

The agreement between Mechel and Danieli, a leading world technological developer and manufacturer of equipment for metallurgical production, will include the re-equipment of a Mechel electric arc furnace with fundamental modernization of its continuous caster to multiply its productivity by 3.5 - 4 times, to 1.2 million tonnes of slabs annually, commissioning of a ladle furnace and a vacuum vessel. Implementation of the project will allow Mechel to increase its output including stainless and construction steel products with concurrent improvement of quality and reduction of production costs.  Also under consideration is the joint work in reconstruction of the steel melting and rolling production.

Mechel and Danieli have had a longstanding collaboration, which has included projects for two continuous casting machines of one million tonnes capacity each, successfully commissioned over the last three years.  These units are among the major facilities included in the technical re-equipment program of Mechel’s subsidiaries.  Their startup was performed in line with the implementation of the strategic objective of putting Mechel’s steel melting mostly on continuous casting technology with the view to improve Mechel’s steel segment performance.

“Mechel’s long-term technical re-equipment program is based on state-of-the-art technologies in the field of steel production.  We are confident that collaboration with world leading equipment engineering companies such as Danieli will enable Mechel to achieve its strategic objectives set to improve the performance of its steel segment by implementing modern technologies for steel melting and casting, as well as modernizing its rolling production and finishing,” – Mechel Management OOO CEO Vladimir Polin commented.

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Mechel OAO

Alexey Sotskov

Head of PR office

Phone: 7-495-221-88-88

alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: June 8, 2007